Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				
	2007	**2008**	**2009**	**2010**	**2011**
Earnings (loss)					
Pre-tax loss	$ (3,502)	$ (31,905)	$ (19,606)	$ (30,350)	$ (36,249)
Total fixed charges	$ 41,932	$ 65,534	$ 52,759	$ 45,365	$ 38,157
Total income before fixed charges	$ 38,430	$ 33,629	$ 33,153	$ 15,015	$ 1,908
Fixed Charges					
Interest expenses	$ 41,397	$ 65,373	$ 52,627	$ 45,128	$ 37,736
Assumed interest attributable to rentals	$ 535	$ 161	$ 132	$ 237	$ 421
Total fixed charges	$ 41,932	$ 65,534	$ 52,759	$ 45,365	$ 38,157
Deficiency of earnings available to cover fixed charges	$ 3,502	$ 31,905	$ 19,606	$ 30,350	$ 36,249
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a